UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Director

Effective on December 4, 2024, Mr. Yuzhou Wang resigned from his positions as an independent director, and a member of each of the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”), and the nominating and corporate governance committee (the “Nominating Committee”) of the board of directors (the “Board”) of Mingzhu Logistics Holdings Limited (the “Company”), due to personal reasons.

Effective December 4, 2024, Mr. Mikael Charette resigned from his position as Chairman of the Compensation Committee and was appointed as a member of the Compensation Committee.

On the same date, the Board appointed Mr. Zhi Xia, as an independent director, the chairman of the Compensation Committee, and a member of each of the Audit Committee, and Nominating Committee, to fill the vacancies created by Mr. Wang and Mr. Charrette. The biographical information of Mr. Xia is set forth below.

Mr. Xia has served as the CEO of Shanghai Runwu Information Technology Co., Ltd. since December 2021, leading AI-driven technological projects with a focus on AI integration, digital solutions, and innovation to enhance business operations. From September 2014 to November 2021, Mr. Xia was the General Manager of Shanghai Hai'ao Pu Industrial Co., Ltd., where he led company-wide initiatives, developed key business strategies, and drove growth in the industrial trading sectors. Mr. Xia earned a bachelor's degree in computer science and technology from Anhui University of Technology in July 2006.

Mr. Xia entered into a director offer letter with the Company, which establishes certain terms and conditions governing his service to the Company. The director offer letter is qualified in its entirety by reference to the complete text of the director offer letter, the form of which is furnished hereto as Exhibit 99.1.

Mr. Xia does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of the Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: December 6, 2024	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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